[letterhead of Luse Gorman Pomerenk & Schick]


(202) 274-2007                                                nquint@luselaw.com

February 28, 2005

Via Hand Delivery

Mr. Paul Cline
Senior Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re: Northwest Bancorp, Inc.
                      Form 10-K for the year ended June 30, 2004
                      Form 10-Q for fiscal 2005
                      File No. 0-23817
                      ---------------------------------------------------

Dear Mr. Cline:

         This is in response to your comment letter dated February 15, 2005.

         Set forth below are the SEC staff's comments in bold followed by Northwest Bancorp, Inc.'s (the "Company") responses.

Form 10K
--------

General
-------

1. Please supplementally provide us with your analysis of the significance of the acquisition of First Bell Bancorp, Inc. under Rule 3-05 of Regulation S-X.

         The Company consummated its merger with First Bell Bancorp, Inc. ("First Bell") on August 31, 2003. The Company is on a June 30th fiscal year and First Bell is a calendar year filer. For determining the significance of the acquisition and related disclosures to be included in the June 30, 2003 10-K, the Company compared the acquisition cost and total assets of First Bell and income from continuing operations before taxes of First Bell as of December 31, 2002, to the total assets and income from continuing operations before taxes of the Company as of June 30, 2003. At June 30, 2003, the Company's total assets were $5,222,367,000 and income from continuing operations before taxes was $58,278,000. The acquisition costs of approximately $115,365,000 were 2.2% of the Company's assets, First Bell's assets of $892,885,000 were 17.1% of the Company's

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Mr. Paul Cline
February 28, 2005
Page 2


         assets and First Bell's income from continuing operations before taxes of $9,524,000 was 16.3% of the income from continuing operations before taxes of the Company. Since none of the tests under Rule 3-05(b)(2) were met, the acquisition was not considered significant.

         Rule 3-05 requires the use of the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition as the basis for the computation of the significance tests. Since the Company's June 30, 2003 Form 10-K was filed prior to the extended due date of the Form 8-K (71 calendar days following the original due date of the Form 8-K), the Company believes the SEC staff would allow the Company to use the June 30, 2003 financial statements to determine significance. The extended due date of the Form 8-K would have been November 14, 2003 and the Company filed its June 30, 2003 Form 10-K on September 29, 2003.

Item 1. Business
----------------

Lending Activities
------------------

2. Please revise this section to provide an expanded discussion of your policies for originating loans for sale. Also, revise your financial statements to incorporate the requirements of paragraphs 10.10 through
         10.15 and paragraphs 10.33 through 10.36 of the AICPA Audit Guide for Depository and Lending Institutions as they apply to your policies and presentation of these activities.

         The staff's comment is noted and will be addressed in the Company's future periodic filings. Specifically, the Company's "Business" disclosure will be revised to provide an expanded discussion regarding loans originated for sale, loans held for sale will be disclosed on the face of the balance sheet at the lower of cost or market, and the notes to the consolidated financial statements will include all required disclosures regarding mortgage servicing rights if these amounts are considered material.

         At June 30, 2004, loans held for sale were $2,040,300 and mortgage servicing rights were $2,412,750. These amounts were not considered material and as such, the required disclosures were omitted.

Item 3. Legal Proceedings
-------------------------

3. Please revise here and in Note 19 to the financial statements to disclose managements' assessment of threatened and pending litigation on your results of operations, financial position and cash flows.

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Mr. Paul Cline
February 28, 2005
Page 3


         The staff's comment is noted and will be addressed in the Company's future periodic filings. Specifically the "Business" disclosure and the consolidated financial statements will disclose management's assessment of threatened and pending litigation on the Company's results of operations, financial position and cash flows.

Item 6. Selected Financial Data
-------------------------------

Selected Financial and Other Data
---------------------------------

4. Please revise to briefly describe, or cross-reference to a discussion thereof, your acquisition of Bell Financial in accordance with Item 301 of Regulation S-K. We believe that the aforementioned business combination materially affects the comparability of the information reflected in section titled "Selected Financial and Other Data."

         The staff's comment is noted and will be addressed in the Company's future filings. It is the Company's intent to note in its "Selected Financial and Other Data" disclosure which periods were affected by the acquisition of First Bell Bancorp, Inc.

Item 7. Management's  Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations
-------------

General
-------

5. Please revise MD&A to provide an executive level overview that includes a discussion of significant events that effect the periods presented, including acquisitions and transactions with the mutual holding company. Please refer to Release Nos. 33-8350/34-48960.

         The staff's comment is noted and will be addressed in the Company's future periodic filings. Specifically, the Company's "Management's
         Discussion and Analysis of Financial Condition and Results of Operations" will include an executive level overview that includes a discussion of significant events that effect the periods presented, including acquisitions and transactions with the mutual holding company.

6. In a separately-captioned section, please revise to discuss your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors in accordance with Item 303 of Regulation S-K.

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Mr. Paul Cline
February 28, 2005
Page 4


         The staff's comment is noted and will be addressed in the Company's future periodic filings if these arrangements have or are reasonably likely to have a current or future effect on its financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Specifically if this has occurred or is reasonably likely to occur, the Company's "Management's Discussion and Analysis of Financial Condition and Results of Operations" will include a separately captioned section disclosing off-balance sheet arrangements in accordance with Item 303 of Regulation S-K.

Critical Accounting Policies - page 35
--------------------------------------

7. Please revise to provide a discussion of your accounting policies for items that require significant estimates, such as goodwill, investment securities valuations, intangible assets and income taxes, or revise to clarify why management does not consider them critical.

         The staff's comment is noted and will be addressed in the Company's future periodic filings. Specifically, the Company will revise its discussion of accounting policies requiring significant estimates to include goodwill, intangible assets, deferred income taxes and other critical accounting policies as appropriate.

         Currently, fair values of all investment securities are based on quoted market prices. Should this change in the future, the Company will disclose the estimates used to determine the fair values as appropriate.

8. Please refer to Section V of Release Nos. 33-8350/34-48960 and revise this section to address the following for each critical accounting policy:

         o Specifically identify why each policy is considered critical by management.

         o Discuss why you could have selected estimates in the current period that would have had a materially different impact on your financial presentation.

         o        Discuss why your accounting  estimates bear the risk of change
                  and  describe   the   potential   impact  on  your   financial
                  statements.

         o Discuss how accurate your estimates and assumptions have been in the past and how much they have changed in the past.

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Mr. Paul Cline
February 28, 2005
Page 4


         o Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

         The staff's comment is noted and will be addressed in the Company's future filings. Specifically, the Company will revise its critical accounting policies to address information referred to in Section V of Release Nos. 33-8350/34-48960 as appropriate.

Results of Operations
---------------------

Average Balance Sheet - page 40
-------------------------------

9. Please revise Note 2 to your tabular disclosures to include the amount of loan fees as required by Instruction 3 to Item 1 of Industry Guide 3 or disclose that the amounts are not material.

         The staff's comment is noted and will be addressed in the Company's future periodic filings. Specifically, note 2 to the Company's tabular disclosures will be revised to include the amount of loan fees as required by Instruction 3 to Item 1 of Industry Guide 3 or will disclose that the amounts are not material. The staff is supplementally advised that such fees were not material at June 30, 2004, totaling $1,000,500.

Item 8. Financial Statements and Supplementary Data
---------------------------------------------------

General
-------

10. Please revise the face of the consolidated balance sheets to reference your commitments and contingencies as disclosed in Note 11 to the financial statements. Refer to Rule 9-03.17 of Article 9 of Regulation S-X.

         The staff's comment is noted and will be addressed in the Company's future periodic filings. Specifically, the Company's consolidated balance sheets will be revised to include a line item for commitments and contingencies appropriately referencing the notes to the consolidated financial statements.

Note 3. Business Combinations - page 14
---------------------------------------

11. Please revise to include all disclosures required by paragraphs 51 and 52 of SFAS No. 141. Your current disclosures do not appear to address all the requirements of those paragraphs.

Mr. Paul Cline
February 28, 2005
Page 6


         The staff's comment is noted and will be addressed in the Company's future periodic filings. Specifically, for all future material business combinations, the Company's notes to the consolidated financial statements will be revised to include all disclosures required by paragraphs 51 and 52 of SFAS No. 141.

Note 4. Marketable Securities - page 15
---------------------------------------

12. Please revise to disclose the nature of the agreements which are collateralized by your marketable securities.

         The staff's comment is noted and will be addressed in the Company's future periodic filings. Specifically, the Company's notes to the consolidated financial statements will be revised to include the nature of the agreements which are collateralized by its marketable securities.

Form 10-Q for the period Ended September 30, 2004
-------------------------------------------------

13.      Please  supplementally  advise us how you considered the requirement of
         Article 11 of Regulation S-X in reporting the merger with Leeds Federal and the subsequent merger with First Carnegie. Also, tell us how you determined the number of shares issued in each of these transactions and how you accounted for cancellation of the mutual holding company loan receivable. Provide similar disclosures in your next periodic report.

         The Company reviewed the criteria of Article 11 of Regulation S-X in reporting the merger with Leeds Federal and the subsequent merger with First Carnegie Deposit. Utilizing the Company's financial information as of June 30, 2004, First Carnegie Deposit's financial information as of March 31, 2004 and Leeds Federal Savings Bank's financial information as of June 30, 2004, the fiscal year end for each respective entity, the combined acquisition costs of First Carnegie Deposit and Leeds Federal Savings Bank of approximately $63,939,000 was 1.1% of the $5,778,623,000 assets of the Company, and the combined total assets of First Carnegie Deposit and Leeds Federal Savings Bank of $621,661,000 was 10.8% of those of the Company. Similarly, the combined income before income taxes of First Carnegie Deposit and Leeds Federal Savings Bank of $4,026,000 was 5.7% of the $70,631,000 of the Company at the relevant dates. Therefore, since none of the tests under Rule 11-01(b)(2) was met, the acquisitions combined were not considered significant.

         The number of shares of Company common stock issued pursuant to the Leeds Federal Savings Bank and First Carnegie Deposit mergers each was based on independent valuations performed by a third party specializing in such valuations. Such valuations

Mr. Paul Cline
February 28, 2005
Page 7


         were reviewed by the Office of Thrift Supervision in each instance. The number of shares issued was determined by dividing the valuation by the Company's common stock trading price immediately prior to the execution of the relevant bank merger agreement; in the Leeds Federal Savings Bank exchange, the Company cancelled a related loan to the mutual holding company as part of the consideration paid, thereby decreasing the number of shares issued to the mutual holding company. The cancellation of the mutual holding company loan receivable decreased the equity recorded by the Company by the amount of the mutual holding company loan receivable.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

         o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

                  The   Company   hereby   acknowledges   that  the  Company  is
                  responsible for the adequacy and accuracy of the disclosure in the filing.

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                  The Company hereby acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

         o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  The Company hereby acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * * *

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Mr. Paul Cline
February 28, 2005
Page 8


         We trust that the above information is responsive to the staff's comments. Please direct any additional comments or questions to the undersigned.

                                                 Sincerely,

                                                 /s/  Ned Quint

                                                 Ned Quint

cc:      Isa Farhat, SEC Staff Accountant
         William J. Wagner, President and Chief Executive Officer
         Marc P. Levy, Esq.